# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: lululemon athletica inc., CIK 0001397187
CUSIP: 550021109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1818 Cornwall Avenue, Vancouver, British Columbia Canada (A1), V6J 1C7
Date of event which requires filing of this statement: 01/21/2025
Amends the filing with accession number 0001193125-19-039175
Filed by CIK 0001407029
Persons authorized to receive notices and communications: Bernard Stanford, Two International Place, Boston, Massachusetts (MA), 02110, (617) 248-5000

## Reporting persons
- Dennis J. Wilson (CIK 0001407029): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 3,852; shared voting power 10,079,395; sole dispositive power 3,852; shared dispositive power 10,079,395; aggregate amount beneficially owned 10,083,247 (8.3% of the class)
  Comment: Comment relating to row 13: Based on 116,667,564 shares of common stock of the Issuer disclosed by the Issuer as outstanding on November 29, 2024, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer's common stock, as disclosed by the Issuer on November 29, 2024.
- Anamered Investments Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,755,217; sole dispositive power 0; shared dispositive power 4,755,217; aggregate amount beneficially owned 4,755,217 (3.9% of the class)
  Comment: Comment relating to row 13: Based on 116,667,564 shares of common stock of the Issuer disclosed by the Issuer as outstanding on November 29, 2024, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer's common stock, as disclosed by the Issuer on November 29, 2024.
- LIPO Investments (USA), Inc.: citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,401,596; sole dispositive power 0; shared dispositive power 3,401,596; aggregate amount beneficially owned 3,401,596 (2.8% of the class)
  Comment: Comment relating to row 13: Based on 116,667,564 shares of common stock of the Issuer disclosed by the Issuer as outstanding on November 29, 2024, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer's common stock, as disclosed by the Issuer on November 29, 2024.
- Wilson 5 Foundation: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 922,500; sole dispositive power 0; shared dispositive power 922,500; aggregate amount beneficially owned 922,500 (0.8% of the class)
  Comment: Comment relating to row 13: Based on 116,667,564 shares of common stock of the Issuer disclosed by the Issuer as outstanding on November 29, 2024, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer's common stock, as disclosed by the Issuer on November 29, 2024.
- Wilson 5 Foundation Management Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 922,500; sole dispositive power 0; shared dispositive power 922,500; aggregate amount beneficially owned 922,500 (0.8% of the class)
  Comment: Comment relating to row 13: Based on 116,667,564 shares of common stock of the Issuer disclosed by the Issuer as outstanding on November 29, 2024, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer's common stock, as disclosed by the Issuer on November 29, 2024.
- Five Boys Investments ULC: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 91,760; sole dispositive power 0; shared dispositive power 91,760; aggregate amount beneficially owned 91,760 (0.1% of the class)
  Comment: Comment relating to row 13: Based on 116,667,564 shares of common stock of the Issuer disclosed by the Issuer as outstanding on November 29, 2024, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer's common stock, as disclosed by the Issuer on November 29, 2024.
- Shannon Wilson: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,191,484; sole dispositive power 0; shared dispositive power 1,191,484; aggregate amount beneficially owned 1,191,484 (1% of the class)
  Comment: Comment relating to row 13: Based on 116,667,564 shares of common stock of the Issuer disclosed by the Issuer as outstanding on November 29, 2024, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer's common stock, as disclosed by the Issuer on November 29, 2024.
- Low Tide Properties Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 639,338; shared dispositive power 639,338; aggregate amount beneficially owned 639,338 (0.5% of the class)
  Comment: Comment relating to row 13: Based on 116,667,564 shares of common stock of the Issuer disclosed by the Issuer as outstanding on November 29, 2024, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer's common stock, as disclosed by the Issuer on November 29, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: lululemon athletica inc.
Address of issuer's principal executive offices: 1818 Cornwall Avenue, Vancouver, British Columbia Canada (A1), V6J 1C7

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment is being filed for purposes of disclosing the entry into of prepaid variable share forward transactions and related agreements evidencing such transactions as described in this Amendment. The information contained in Item 6 of this Amendment with respect thereto is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and restated in its entirety as follows:

Anamered may be deemed to beneficially own 4,755,218 shares of the Issuer's common stock, or 3.9%. LIPO may be deemed to beneficially own 3,401,596 shares of the Issuer's common stock, or 2.8%. Each of Wilson 5 and Wilson 5 Trustee may be deemed to beneficially own 922,500 shares of the Issuer's common stock, or 0.8%. Five Boys may be deemed to beneficially own 91,760 shars of the Issuer's common stock, or 0.1%. Mrs. Wilson may be deemed to beneficially own 1,191,484 shares of the Issuer's common stock, or 1.0%, being 268,984 shares held by Mrs. Wilson and 922,500 shares held by Wilson 5. Low Tide may be deemed to beneficially own 639,338 shares of the Issuer's common stock, or 0.5%. Mr. Wilson may be deemed to beneficially own 10,083,247 shares of the Issuer's common stock, or 8.3%, including the shares held by the other Reporting Persons. The foregoing is based on 116,667,564 shares of common stock of the Issuer disclosed by the Issuer as outstanding as of November 29, 2024, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer's common stock disclosed by the Issuer as outstanding as of November 29, 2024.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

On January 21, 2025, LIPO transferred 350,000 shares of the Issuer's common stock to an entity wholly-owned by LIPO, with the wholly-owned entity then transferring 350,000 shares of the Issuer's common stock to Low Tide.

On January 22, 2025, Low Tide sold 13,165 shares of the Issuer's common stock on the open market at $379.7396 per share.

On January 23, 2025, Low Tide sold 25,789 shares of the Issuer's common stock on the open market at $387.7932 per share.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On January 21, 2025, Low Tide entered into the Master Terms and Conditions for Prepaid Variable Share Forward Transactions between Citibank, N.A., and Low Tide Properties Ltd. (the "Master Confirmation"), enabling the execution by Low Tide of prepaid variable share forward transactions with Citibank, N.A., with respect to shares of common stock of the Issuer ("Shares") owned by Low Tide, subject to the execution of supplemental confirmations and related pricing notices for each forward transaction, pursuant to the terms of the Master Confirmation. As of the date hereof, Low Tide owns 382,292 Shares.

On January 21, 2025 (the "Trade Date"), Low Tide and Citibank, N.A. entered into two transactions (each, a "Transaction", and together, the "Transactions"), under the Master Confirmation, pursuant to which Low Tide agreed to sell to Citibank, N.A. an aggregate of 328,292 Shares. Subject to certain conditions, Low Tide can elect to instead settle the Transactions by cash payment, pursuant to the Master Confirmation, and thereby retain full ownership of the Shares pledged in connection therewith.

Under the terms of the Master Confirmation, Low Tide may, at its election, subject to certain terms and conditions, receive prepayments from Citibank, N.A. with respect to some or all portions of each Transaction, equal to the present value as of the relevant funding date of the payment of the respective Floor Price (as defined below) at maturity of such Transaction. Each Transaction has one component (the "Component"). For each Transaction, Low Tide is obligated to deliver to Citibank, N.A. on the settlement date (the "Settlement Date") that is approximately 18 months after the Trade Date 164,146 Shares (the "Number of Shares") or, subject to certain conditions, an equivalent amount of cash. For each Transaction, if prepayment with respect to the Component has been paid to Low Tide by Citibank, N.A., Citibank, N.A. will pay to Low Tide an amount equal to the Number of Shares for the Component multiplied by (a) if the per-share volume weighted average price of the Shares on the related valuation date (the "Settlement Price") is less than or equal to a floor price that will be determined following a hedging period (the "Floor Price"), zero; (b) if the Settlement Price is between the Floor Price and a cap price that will be determined following a hedging period (the "Cap Price"), the Settlement Price minus the Floor Price; and (c) if the Settlement Price is greater than the Cap Price, the Cap Price minus the Floor Price. For each Transaction, if prepayment with respect to the Component has not been paid to Low Tide by Citibank, N.A., Citibank, N.A. will pay to Low Tide an amount equal to the Number of Shares for the Component multiplied by (a) if the Settlement Price is less than or equal to the Floor Price, the Floor Price; (b) if the Settlement Price is between the Floor Price and the Cap Price, the Settlement Price; and (c) if the Settlement Price is greater than the Cap Price, the Cap Price.

In connection with each Transaction, Low Tide will pledge the Number of Shares to Citibank pursuant to the Master Confirmation to secure its obligations under each Transaction. Low Tide retains economic rights and voting rights to such Shares while they are subject to the pledge (so long as no event of default or similar event occurs under the Master Confirmation). The aggregate Number of Shares for both Transactions represents approximately 0.3 % of the outstanding Shares, based on 116,667,564 Shares disclosed by the Issuer as outstanding as of November 29, 2024, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which shares are exchangeable for an equal number of shares of the Issuer's common stock disclosed by the Issuer as outstanding as of November 29, 2024.

Low Tide entered into the Transactions for purposes of providing financial flexibility in support of ongoing investments. Because the Master Confirmation entitles Low Tide to exercise its discretion to elect to settle the Transactions in cash, the Master Confirmation permits Low Tide to effectively retain ownership of the Shares subject to the Transactions, and, if the Transactions are ultimately settled in cash, to participate in all future stock price appreciation.

The Master Confirmation described in this Item 6 of this Schedule 13D is attached hereto as Exhibit 10.1 of this Schedule 13D and is incorporated by reference into this Item 6.

In connection with the transfer of shares to Low Tide disclosed in Item 5(c) of this amendment, the credit line of Low Tide with RBC Dominion Securities Inc., dated as of May 18, 2023 and as previously disclosed in the amendment to Schedule 13D filed May 19, 2023, was reinstated. A copy of the credit line agreement is attached hereto as Exhibit 99.1 of this Schedule 13D and is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

10.1 Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated as of January 21, 2025, by and between Low Tide Properties Ltd. and Citibank, N.A.

Exhibit 99.1 WealthLine CreditLine Agreement, dated as of May 18, 2023, by and between Low Tide Properties Ltd. and RBC Dominion Securities Inc. (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed with the SEC on May 19, 2023) https://www.sec.gov/Archives/edgar/data/1397187/000119312523148819/d450925dex991.htm

## Signatures
- Dennis J. Wilson: /s/ Dennis J. Wilson, Dennis J. Wilson (01/23/2025)
- Anamered Investments Inc.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (01/23/2025)
- LIPO Investments (USA), Inc.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (01/23/2025)
- Wilson 5 Foundation: /s/ Dennis J. Wilson, Dennis J. Wilson, Director of Wilson 5 Foundation Management Ltd., corporate trustee of Wilson 5 Foundation (01/23/2025)
- Wilson 5 Foundation Management Ltd.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (01/23/2025)
- Five Boys Investments ULC: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (01/23/2025)
- Shannon Wilson: /s/ Shannon Wilson, Shannon Wilson (01/23/2025)
- Low Tide Properties Ltd.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (01/23/2025)